                                                                       Exhibit 9

               Description of The Prudential's Issuance, Transfer
                       and Redemption Procedures for Group
                   Variable Universal Life Insurance Contracts
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)


          This document sets forth the administrative procedures that will be followed by The Prudential Insurance Company of America ("The Prudential") in connection with the issuance of Certificates ("Certificates") to persons participating in its Group Variable Universal Life Insurance Contract ("Contract"), the transfer of assets held thereunder, and the redemption by Participants of their interests in Certificates.


     I.   PROCEDURES RELATING TO ISSUANCE OF THE CERTIFICATES

          A.   PREMIUMS AND UNDERWRITING STANDARDS

          Premiums for a Certificate under a Contract will not be the same for all Participants that purchase such a Certificate. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that the owner of each Certificate pays a premium commensurate with the mortality risk of Participants in the Contract as actuarially determined utilizing factors such as age, smoking status (in some cases), prior experience of the group, and occupation. A uniform premium for all insureds under all Contracts would discriminate unfairly in favor of those insureds representing greater risks. However, under a given contract for a given face amount of insurance, Certificates issued with respect to insureds in a given risk classification will have the same premium.

          The underwriting standards and premium processing practices followed by The Prudential are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws.

          B.   APPLICATION AND INITIAL PREMIUM PROCESSING

          Once an application for a group contract is approved by Prudential, Prudential will issue a contract to the employer or other contractholder as of the Contract Date. The same date in each month as the Contract Date is the Contract Monthiversary, and Prudential will make monthly deductions for the cost of insurance and administrative charges on each Contract Monthiversary.

          Upon receipt of a completed application form from a prospective Participant, The Prudential may follow certain insurance underwriting (I.E., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. In some cases this will involve only evaluation of the answers to the questions on the application and will not include a medical examination. In other cases, the process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made. Insurance coverage under a Certificate will become effective on the next Contract Monthiversary after this underwriting procedure has been completed and the application has been approved.

          The Certificate Date marks the date
as of which the insurance age of the proposed Insured is determined based upon the rules in the Contract. It also represents the commencement of the suicide and contestable periods for purposes of the Certificate.

          If the initial premium is paid with the application and no medical examination is required the Certificate Date will ordinarily be the next Contract Monthiversary following the date of the application unless otherwise defined in the group Contract. If a medical examination is required, the Contract Date will ordinarily be the next Contract Monthiversary following the date on which the medical underwriting is completed and the application approved, again unless otherwise defined in the group contract. If the initial premium is not paid with the application, the Certificate Date will be the Certificate Date stated in the Contract, which will generally be the next Contract Monthiversary following the approval of any medical underwriting and receipt of the initial premium. On the Certificate Date, the invested portion of the initial premium will be invested in the Fixed Account for 30 days and will then be allocated to the investment options selected by the participant.

          C.   PREMIUM PROCESSING

          Whenever a premium after the initial premium is received, unless the Certificate is in default past its days of grace, The Prudential will subtract the front-end premium charges. What is left will be invested in the selected investment option(s) on the date received (or, if that is not a business day, on the next business day). There is an exception if the Certificate is in default within its days of grace. Then, to the extent necessary overdue monthly charges will be deducted, and premiums greater than this amount will be credited when received.

          D.   REINSTATEMENT

          The Certificate may be reinstated unless the Certificate has been surrendered for its cash surrender value or used to purchase paid-up insurance. A Certificate will be reinstated upon receipt by The Prudential of a written application for reinstatement, production of evidence of insurability satisfactory to The Prudential and payment of the amount required to bring the Certificate out of default.

          The Prudential will treat the amount paid upon reinstatement as a premium. It will deduct the front-end premium charges, plus any charges in arrears. The Certificate fund of the Reinstated Certificate will, immediately upon reinstatement, be equal to this net premium payment, plus the cash surrender value of the Certificate immediately before reinstatement. The reinstatement will take effect as of the date the required proof of insurability and payment of the reinstatement amount have been received by The Prudential.

          E.   REPAYMENT OF LOANS

          A loan made under a Certificate may be fully repaid with an amount equal to the monies borrowed plus interest which accrues daily, at a fixed rate determined each year by The Prudential.

          When a loan is made, The Prudential will transfer an amount equal to the contract loan from the investment option(s). Under the fixed-rate loan provision, the amount of Certificate fund attributable to the outstanding contract loan will be credited with interest at an annual rate of up to 1.5% less than the interest rate on the loan, and The Prudential thus will realize the difference between that rate and the fixed loan interest rate, which will be used to cover the loan investment expenses, income taxes, if any, and processing costs.

          Upon repayment of Certificate debt, the repayment of the loan principal will be added to the investment option(s) according to the Participant's existing investment allocation instructions. The balance of a Certificate's loan account will be reduced by the amount of any loan repayment.


     II.  TRANSFERS

          The Prudential Variable Contract Account GI-2 ("Account") currently has 7 subaccounts, each of which is invested in shares of a corresponding portfolio of The Prudential Series Fund, Inc. ("Fund"), which is registered under the 1940 Act as an open-end diversified management investment company. In addition, a fixed-rate option is available for investment by Participants. Provided the Certificate is not in default the participant may transfer amounts from one subaccount to another subaccount or to the fixed-rate option subject to possible transfer charges as provided in the Contract. All or a portion of the amount credited to a subaccount may be transferred. A Certificate owner who wishes to convert his or her variable Certificate to a fixed-benefit contract must request a complete transfer of funds to the fixed-rate option and should also change his or her allocation instructions regarding any future premiums.

          Transfers among subaccounts will take effect at the end of the valuation period during which a proper transfer request is received at The Prudential. The request may be in terms of dollars, such as a request to transfer $10,000 from one account to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers.

          Transfers from the fixed-rate option to other investment options are currently permitted only once each Certificate year. The maximum amount which may currently be transferred out of the fixed-rate option each year is the greater of: (a) 25% of the amount in the fixed-rate option, and (b) $5,000.


     III. "REDEMPTION" PROCEDURES:  SURRENDER AND RELATED TRANSACTIONS

          A.   SURRENDER FOR CASH SURRENDER VALUE

          If the insured party under a Certificate is alive, The Prudential will pay, within seven days, the Certificate's cash surrender value as of the date of receipt of a signed request for surrender, except that The Prudential reserves the right to delay for up to six months the payment of the amount of any cash surrender value allocated to the Fixed Account or with respect to a Certificate in force as paid-up insurance or as extended term insurance. The Certificate's cash surrender value is computed as follows:

          1. If the Certificate has not lapsed: The cash surrender value is the Certificate fund.

          2. If the Certificate has lapsed, there will be no cash surrender value.

          B.   WITHDRAWAL OF EXCESS CASH SURRENDER VALUE

          A withdrawal may be made if the amount withdrawn is at least $250. There is a fee of the lesser of $20 and 2% of the amount withdrawn for each such withdrawal. An amount withdrawn may not be repaid except as a premium subject to the Contract charges.

          Whenever a withdrawal is made, the death benefit payable will immediately be reduced by at least the amount of the withdrawal. This will not change the face amount of insurance. The Certificate fund is reduced by the sum of the cash withdrawn and the fee for the withdrawal. An amount equal to the reduction in the Certificate fund will be withdrawn from the investment options.


          C.   DEATH CLAIMS

          The Prudential will pay a death benefit to the beneficiary within seven days after receipt of due proof of death of the Insured and all other requirements necessary to make payment. State Insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the Contract regarding suicide and incontestability. In the event The Prudential should contest the validity of a death claim, an amount up to the portion of the Contract fund in the variable investment options will be withdrawn, if appropriate, and held in The Prudential's general account.

          The following describes the death benefit if the Certificate is not in default. The death benefit is the face amount, plus the Certificate fund, less any Certificate debt and overdue monthly charges. There may be an additional amount payable from an extra benefit added to the Contract by rider.

          The death benefit will be increased as necessary to comply with the Internal Revenue Code's definition of "life insurance" under the "corridor percentages" test. Any death benefit so computed will be adjusted for Certificate debt and any extra benefits in the same manner as above.

          The proceeds payable on death also will include interest (at a rate determined by The Prudential from time to time) from the date that the death benefit is computed (the date of death) until the date of payment.

          The Prudential will make payment of the death benefit out of its general account, and will transfer assets, if appropriate, from the Account to the general account in an amount up to the Certificate fund.

          In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Certificate or, with the approval of The Prudential, a combination of options. The election may be made by the owner during the Insured's lifetime, or, at death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. An option is available only if the proceeds to be applied are $1,000 or more or would result in periodic payments of at least $20.00. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

          D.   DEFAULT AND OPTIONS ON LAPSE

          A Certificate is generally in default on any Contract Monthiversary on which the Certificate Fund is insufficient to pay the monthly cost of insurance and administrative charges. Some Group Contracts may, however, provide that the Certificates issued under such contracts will not lapse within the first two Certificate years if specified premiums are paid. The Contracts provide for a grace period commencing on the Contract Monthiversary on which the Certificate goes into default and extending to the later of 61 days from the date of default or 30 days from the mailing date of the notice of default. The insurance coverage continues in force during the grace period, but if the Insured dies during the grace period, any charges due during the grace period are deducted from the amount payable to the beneficiary.

          E.   LOANS

          The Certificate provides that an owner may take out a loan at any time a loan value is available. The owner may borrow money on completion of a form satisfactory to The Prudential. The Certificate is the only security for the loan. Disbursement of the amount of the loan will be made upon receipt of the form at The Prudential. The investment options will be debited in the amount of the loan on the date the form is received. The percentage of the loan withdrawn from each investment option will normally be equal to the percentage of the value of such assets held in the investment option. An owner may borrow up to the Certificate's full loan value, which is 85% of the Certificate Fund less the next month's charges. The loan provision is described in the prospectus.

          A loan does not affect the amount of any premiums due. When a loan is made, the Certificate fund is not reduced, but the value of the assets relating to the Certificate held in the investment option(s) is reduced. Accordingly, the daily changes in the cash surrender value will be different from what they would have been had no loan been taken. Cash surrender values and the death benefit are thus permanently affected by any Certificate debt, whether or not repaid.

          The face amount is not affected by the Certificate debt if premiums are duly paid. However, on settlement the amount of any Certificate debt is subtracted from the insurance proceeds. If Certificate debt ever becomes equal to or more than what the cash surrender value would be if there was no Certificate debt, the Certificate will go into default and will lapse unless payment of an amount sufficient to end the default is made within the grace period.